Exhibit 99.1

MARKET RELEASE

24 June 2013

Prima Biomed Limited

TRADING HALT

The securities of Prima Biomed Limited (the “Company”) will be placed in Trading Halt Session State at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in Trading Halt Session State until the commencement of normal trading on Wednesday, 26 June 2013.

Security Code:                PRR

Stephanie Yong

Senior Adviser, Listings Compliance (Sydney)